Exhibit 99.1

EARLY WARNING REPORT

FILED UNDER NATIONAL INSTRUMENT 62-103

1. Name and address of the offeror

Emera Incorporated (“Emera”)

1223 Lower Water St.

Halifax, Nova Scotia

B3J 3S8

2. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On October 7, 2014 Emera acquired, on a private placement basis, 8,708,170 subscription receipts (the “Subscription Receipts”) of Algonquin Power & Utilities Corp. (“Algonquin”), at a purchase price of C$8.90 per Subscription Receipt, for an aggregate subscription price of C$77,502,713.

The Subscription Receipts were issued in connection with the previously announced acquisition by Algonquin of the Odell Wind Farm project in Minnesota (the “Odell Acquisition”). The Subscription Receipts are convertible for Common Shares of Algonquin on a one-for-one basis following completion of the Odell Acquisition, subject to Emera (i) not holding, after conversion of the Subscription Receipts, more than 25% of the outstanding Common Shares of Algonquin, and (ii) having received all necessary regulatory approvals for acquiring additional Common Shares of Algonquin. In the event that Emera has not elected to convert the Subscription Receipts by the second anniversary of the closing of the Odell Acquisition, they will automatically convert into Common Shares. In event that the acquisition of the Odell Project is terminated, the Subscription Receipts will be returned to Algonquin for cancellation and the aggregate subscription price for the Subscription Receipts will be repaid to Emera. In the event that Emera does not receive regulatory approvals to acquire additional Common Shares in Algonquin, Emera may, subject to compliance with applicable laws and certain other conditions, transfer the Subscription Receipts to a third party.

The proceeds of the subscription are intended to be used by Algonquin to partially finance the Odell Acquisition and the completion of the Odell Wind Farm project.

The 8,708,170 Common Shares issuable on conversion of the Subscription Receipts represent approximately 3.8% of Algonquin’s currently issued and outstanding Common Shares (or approximately 3.7% of Algonquin’s issued and outstanding Common Shares after giving effect to the conversion of the Subscription Receipts).

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.

In addition to holding the Subscription Receipts, Emera owns 50,126,766 Common Shares of Algonquin, representing approximately 22% of Algonquin’s currently issued and outstanding Common Shares:

In the event that all of the 8,708,170 Common Shares issuable pursuant to the Subscription Receipts are issued, the Common Shares so issued, together with the 50,126,766 Common Shares currently held by Emera, would represent approximately 24.9% of Algonquin’s issued and outstanding Common Shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

i) the offeror, either alone or together with joint actors, has ownership and control,

See paragraph 3.

ii) the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Not applicable.

(iii) the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The Subscription Receipts were issued on a private placement basis.

6. The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The Subscription Receipts were issued at a subscription price of C$8.90 per Subscription Receipt, for an aggregate subscription price of C$77,502,713.

7. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Subscription Receipts were issued in connection with the Odell Acquisition, and in furtherance of the continuing strategic investment arrangement between Algonquin and Emera. See paragraph 8 below for further details relating to the strategic arrangement, including the 2009 Subscription Agreement and Strategic Investment Agreement (as defined below).

The Subscription Receipts have been acquired for investment purposes only, and Emera has no intention of acquiring control of Algonquin. Depending upon relevant economic, market or business conditions prevailing from time to time, Emera may determine to acquire or to dispose of Common Shares of Algonquin in TSX traded or privately negotiated transactions or otherwise. Under the Strategic Investment Agreement discussed in paragraph 8 below, there are restrictions on Emera’s ability to acquire additional securities of Algonquin.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On April 29, 2011 Emera and Algonquin entered into a strategic investment agreement (the “Strategic Investment Agreement”) in respect of the pursuit of investment opportunities of mutual benefit. Under the Strategic Investment Agreement, where Algonquin pursues an investment opportunity developed in conjunction with Emera and wishes to issue additional Common Shares (or securities convertible into Common Shares) in connection with such opportunity, Emera has a right of first refusal to subscribe for up to 100% of such additional Common Shares (or securities convertible into Common Shares) in an amount that would bring Emera’s holdings of Algonquin Common Shares to a maximum of 25% of Algonquin Common Shares issued and outstanding, subject to any approvals required under applicable laws (including the rules of the Toronto Stock Exchange (“TSX”)). Emera also has the right under the Strategic Investment Agreement to purchase additional Common Shares through the public markets in connection with the pursuit of investment opportunities under the Strategic Investment Agreement if Algonquin does not effect an equity issuance in connection with such opportunity, or elects to fund the investment with debt. In such an instance, Emera has the right to purchase additional Common Shares through the public markets in an aggregate number of shares equal to or less than the lesser of: (i) the amount that would result in its holdings being equal to 25% of the Common Shares issued and outstanding or (ii) the number of shares equal to 50% of the aggregate investment made by Algonquin divided by the average closing price of the Common Shares for the 20 days preceding the investment.

The Strategic Investment Agreement and a prior subscription agreement dated April 22, 2009, as amended (the “2009 Subscription Agreement”) contain certain restrictions on the transfer of common shares by Emera and requirements with respect to the voting of Common Shares held by Emera (which restrictions and requirements are described in Algonquin’s Management Information Circular dated May 18, 2011).

9. The names of any joint actors in connection with the disclosure required by this form.

Not applicable.

10. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror.

See paragraph 6.

11. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

12. If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED October 9, 2014

EMERA INCORPORATED

By:	“Stephen D. Aftanas”
Stephen D. Aftanas
Corporate Secretary

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